SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                              ---------------

                                SCHEDULE 13G

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
        TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                         PURSUANT TO RULE 13d-2(b)
                             (AMENDMENT NO. )(1)


                          SYCAMORE NETWORKS, INC.
      ---------------------------------------------------------------
                              (NAME OF ISSUER)


                  COMMON STOCK, PAR VALUE $.001 PER SHARE
      ---------------------------------------------------------------
                       (TITLE OF CLASS OF SECURITIES)


                                871206 10 8
      ---------------------------------------------------------------
                               (CUSIP NUMBER)


                              OCTOBER 22, 1999
      ---------------------------------------------------------------
          (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE PURSUANT TO WHICH THIS
SCHEDULE IS FILED:

|_|  RULE 13d-1(b)

|_|  RULE 13d-1(c)

|X|  RULE 13d-1(d)

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP NO. 871206 10 8                  13G
-----------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Daniel E. Smith
-----------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) |_|
                                                                   (b) |_|
-----------------------------------------------------------------------------
3        SEC USE ONLY

-----------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States of America
-----------------------------------------------------------------------------
                                  5     SOLE VOTING POWER
       NUMBER OF                        21,834,549 shares
         SHARES                   -------------------------------------------
      BENEFICIALLY                6     SHARED VOTING POWER
        OWNED BY                        22,275,000 shares*
          EACH                    -------------------------------------------
       REPORTING                  7     SOLE DISPOSITIVE POWER
         PERSON                         21,834,549 shares
          WITH                    -------------------------------------------
                                  8     SHARED DISPOSITIVE POWER
                                        22,275,000 shares*
-----------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         44,109,549 shares*
-----------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES                                      |_|
-----------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         18.7%
-----------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON
         IN
-----------------------------------------------------------------------------

* This number is included solely for the purposes of identifying shares as to which this Schedule 13G relates and is qualified in its entirety by the information in this Schedule 13G.



CUSIP NO. 871206 10 8                13G
-----------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Elizabeth G. Riley
-----------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)  |_|
                                                                   (b)  |_|
-----------------------------------------------------------------------------
3        SEC USE ONLY

-----------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States of America
-----------------------------------------------------------------------------
                                  5     SOLE VOTING POWER
       NUMBER OF                        -0-
         SHARES                   -------------------------------------------
      BENEFICIALLY                6     SHARED VOTING POWER
        OWNED BY                        22,275,000 shares*
          EACH                    -------------------------------------------
       REPORTING                  7     SOLE DISPOSITIVE POWER
         PERSON                         -0-
          WITH                    -------------------------------------------
                                  8     SHARED DISPOSITIVE POWER
                                        22,275,000 shares*
-----------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         22,275,000 shares*
-----------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES                                            |_|
-----------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         9.4%
-----------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON
         IN
-----------------------------------------------------------------------------

* This number is included solely for the purposes of identifying shares as to which this Schedule 13G relates and is qualified in its entirety by the information in this Schedule 13G.




CUSIP NO. 871206 10 8                13G
-----------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Platyko Partners, L.P.
-----------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) |_|
                                                                   (b) |_|
-----------------------------------------------------------------------------
3        SEC USE ONLY

-----------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States of America
-----------------------------------------------------------------------------
                                  5     SOLE VOTING POWER
       NUMBER OF                        -0-
         SHARES                   -------------------------------------------
      BENEFICIALLY                6     SHARED VOTING POWER
        OWNED BY                        22,275,000 shares
          EACH                    -------------------------------------------
       REPORTING                  7     SOLE DISPOSITIVE POWER
         PERSON                         -0-
          WITH                    -------------------------------------------
                                  8     SHARED DISPOSITIVE POWER
                                        22,275,000 shares
-----------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         22,275,000 shares
-----------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES                             |_|
-----------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         9.4%
-----------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON
         PN
-----------------------------------------------------------------------------



ITEM 1(a).  NAME OF ISSUER:

            Sycamore Networks, Inc.


ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

            10 Elizabeth Drive
            Chelmsford, MA  01824

ITEM 2(a).  NAMES OF PERSONS FILING:

         This Schedule 13G is being jointly filed by Daniel E. Smith
("Mr. Smith"), Elizabeth G. Riley ("Ms. Riley") and Platyko Partners, L.P., a limited partnership of which Mr. Smith and Ms. Riley are the general partners ("Platyko" and, together with Mr. Smith and Ms. Riley, the "Reporting Persons").

ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

            The principal business address of each of the Reporting Persons is:

            c/o Daniel E. Smith
            10 Elizabeth Drive
            Chelmsford, MA  01824

ITEM 2(c).  CITIZENSHIP:

         Mr. Smith and Ms. Riley are citizens of the United States of America. Platyko was organized in the United States of America.

ITEM 2(d).  TITLE OF CLASS OF SECURITIES:

            Common Stock, par value $.001 per share (the "Common Stock")

ITEM 2(e).  CUSIP NUMBER:

            871206 10 8

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

            Not applicable.

ITEM 4.     OWNERSHIP.

            (a) AMOUNT BENEFICIALLY OWNED:

         Mr. Smith owns 21,834,549 shares of outstanding Common Stock directly and serves as a general partner of Platyko, which owns 22,275,000 shares of outstanding Common Stock that may be deemed to be beneficially owned by Mr. Smith as a result of his serving as a general partner of Platyko. The filing of this Schedule 13G by Mr. Smith shall not be construed as an admission that Mr. Smith is, for the purpose of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owner of the shares owned by Platyko. Ms. Riley serves as a general partner of Platyko, which owns 22,275,000 shares of outstanding Common Stock that may be deemed to be beneficially owned by Ms. Riley as a result of her serving as a general partner of Platyko. The filing of this Schedule 13G by Ms. Riley shall not be construed as an admission that Ms. Riley is, for the purpose of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owner of the shares owned by Platyko. Platyko beneficially and directly owns 22,275,000 shares of the outstanding Common Stock.

            (b) PERCENT OF CLASS:

         The shares of Common Stock beneficially owned in the aggregate by Mr. Smith represent approximately 18.7% of such class. The shares of Common Stock beneficially owned by Ms. Riley represent approximately 9.4% of such class. The shares of Common Stock beneficially owned by Platyko represent approximately 9.4% of such class.

            (c) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                (i) SOLE POWER TO VOTE OR TO DIRECT THE VOTE:

         Mr. Smith has the sole power to vote or to direct the vote of 21,834,549 shares of Common Stock. Ms. Riley does not have the sole power to vote or direct the vote of any shares of Common Stock. Platyko does not have the sole power to vote or direct the vote of any shares of Common Stock.

                (ii) SHARED POWER TO VOTE OR TO DIRECT THE VOTE:

         The Reporting Persons share power to vote or to direct the vote of 22,275,000 shares of Common Stock.

                (iii) SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:

         Mr. Smith has the sole power to dispose or to direct the disposition of 21,834,549 shares of Common Stock. Ms. Riley does not have the sole power to dispose or direct the disposition of any shares of Common Stock. Platyko does not have the sole power to dispose or direct the disposition of any shares of Common Stock.

                (iv) SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:

         The Reporting Persons share power to dispose or to direct the disposition of 22,275,000 shares of Common Stock.

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

            Not applicable.

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

            Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

            Not applicable.

ITEM 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

           Not applicable.

ITEM 9.    NOTICE OF DISSOLUTION OF GROUP.

           Not applicable.

ITEM 10.   CERTIFICATION.

           Not applicable.



                                 SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 14, 2000


                                            /s/  Daniel E. Smith
                                            ------------------------------
                                            Daniel E. Smith (1)(2)


                                            /s/  Elizabeth G. Riley
                                            ------------------------------
                                            Elizabeth G. Riley (2)


                                            PLATYKO PARTNERS, L.P.


                                            By:   /s/  Daniel E. Smith
                                               ---------------------------
                                               Name:  Daniel E. Smith
                                               Title:  Managing Agent



-------------------------------------------------------
(1)    Individually
(2)    As general partner of Platyko Partners, L.P.



                                                                   EXHIBIT A


            JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(f)(1)


         This agreement is made pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934 (the "Exchange Act") by and among the parties listed below, each referred to herein as a "Joint Filer". The Joint Filers agree that a statement of beneficial ownership as required by
Section 13(d) of the Exchange Act and the Rules thereunder may be filed on each of their behalf on Schedule 13D or Schedule 13G, as appropriate, with respect to their ownership of the Common Stock, par value $.001 per share, of Sycamore Networks, Inc., and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.


         IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of the 14th day of February, 2000.


                           /s/  Daniel E. Smith
                           ------------------------------------
                                Daniel E. Smith


                           /s/  Elizabeth G. Riley
                           ------------------------------------
                                Elizabeth G. Riley


                           PLATYKO PARTNERS, L.P.


                           By:  /s/  Daniel E. Smith
                              ---------------------------------
                              Name:  Daniel E. Smith
                              Title:  Managing Agent